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               [Letterhead of Luse Gorman Pomerenk & Schick, P.C.]


(202) 274-2011                                             rpomerenk@luselaw.com

September 16, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

        RE:     MAGYAR BANCORP, INC.
                REGISTRATION STATEMENT ON FORM SB-2
                -----------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 101 of Regulation S-T and on behalf of Magyar Bancorp, Inc. (the "Registrant"), we are transmitting by EDGAR under the Securities Act of 1933 (the "Securities Act") the Registrant's Registration Statement on Form SB-2, including exhibits (the "Registration Statement"). The registration fee of $3,206 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

        The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with its minority stock issuance. Upon the completion of the offering, Magyar Bancorp, MHC will be the majority owner of the Registrant.

        If you have any questions or comments, please contact the undersigned at
(202) 274-2011 or John J. Gorman at (202) 274-2001.

                                                Very truly yours,

                                                /s/ Robert B. Pomerenk
                                                ----------------------
                                                Robert B. Pomerenk
Enclosures
cc:     Elizabeth E. Hance, President and
          Chief Executive Officer
        John J. Gorman, Esq.